FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*
                  David Nierenberg
                  The D3 Family Fund
                  19605 NE 8th St.
                  Camas, WA  98607

2.   Issuer Name and Ticker or Trading Symbol
                  NATUS MEDICAL INCORPORATED  (BABY)

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
                  N/A

4.   Statement for Month/Year
                  11/15/02

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X/      Director
                  / /      Officer (give title below)
                  / /      10% Owner
                  / /      Other (specify below) N/A
                                   ___________________

7.   Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Reporting Person

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned

1.   Title of Security (Instr. 3)
                  Common Stock

2.   Transaction Date(s) (Month/Day/Year)
                  11/15/02

3.   Transaction Code (Instr. 8)
                  Code:     A
                  V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Date         Amount(Shares)      (A) or (D)     Price per share
     ---------    --------------      ----------     ---------------
     11/15/02        8,724                 (A)             3.51
     11/18/02        2,500                 (A)             3.53

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                      979,168   (6.1%)

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  D:  857,400 By D3  (4)
                  D    18,587 by The Nierenberg Family 1993 Trust
                               19605 N.E. 8th Street, Camas, Washington  98607
                  I:   22,600 By Haredale, Ltd.
                               P.O. Box N-4465, Nassau, New Providence,
                               The Bahamas  (1)
                  I:   10,700 By James Henry Hildebrandt
                               c/o Bain & Company, Tenth Floor, One Pacific
                               Place, 88 Queensway,Hong Kong  (2)
                  I:    6,300 By Toxford Corporation
                               P.O. Box 3048, St. Andrews House, Le Bordage, St. Peter Port, Guernsey, Channel Islands,
                               British Isles  (3)
                  I:   30,857 By The David and Patricia Nierenberg 1993
                               Irrevocable Trust, 6/11/93,
                               Lawrence K. Orr, Trustee  (6)
                  I:   20,000 By Olivier Roux
                               Talisman Management Ltd.
                               37 Ixworth Place
                               London SW3, England
                  I:    1,500 By Henry Hooper
                               19605 N.E. 8th Street, Camas, Washington  98607
                  I:    4,500 By Bruno Tiphine
                               92 Fellows Road, London NW3 3JG, England
                  I:    6,724 By Rita & Bruno Tiphine
                               92 Fellows Road, London NW3 3JG, England

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  Mr. Nierenberg has sole voting and dispositive power over the shares listed.

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
                  N/A

2.   Conversion or Exercise Price of Derivative Security
                  N/A

3.   Transaction Date (Month/Day/Year)
                  N/A

4.   Transaction Code (Instr. 8)
                  N/A

5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
                  N/A

6.   Date Exercisable and Expiration Date (Month/Day/Year)
                  N/A

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
                  N/A

8.   Price of Derivative Security (Instr. 5)
                  N/A

9.   Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)
                  N/A

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)
                  N/A

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A

Explanation of Responses:
                  N/A




                         /s/ DAVID NIERENBERG                           11/18/02
                         ----------------------------------------       -------
                         ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.